iSpecimen Inc.

450 Bedford Street

Lexington, MA 02420

VIA EDGAR

December  31, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Katherine Bagley

Re:	iSpecimen Inc.

Registration Statement on Form S-1

Filed November 19, 2020

File No. 333-250198

Dear Ms. Bagley:

iSpecimen, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 14, 2020, regarding the Registration Statement on Form S-1 submitted to the Commission on November 19, 2020. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Registration Statement on Form S-1 filed November 19, 2020

Prospectus Summary

The Opportunity, page 2

1.	Please briefly define "precision medicine market" and "regenerative medicine market."

Response: According to the US-FDA, most medical treatments are designed for the "average patient" as a one-size-fits-all-approach, which may be successful for some patients but not for others. Precision Medicine, sometimes known as "personalized medicine" is an innovative approach to tailoring disease prevention and treatment that takes into account differences in people's genes, environments, and lifestyles. The goal of precision medicine is to target the right treatments to the right patients at the right time. Personalized Medicine is generally comprised of two elements. One is the drug, biologic, or other therapeutic intervention, and second is the diagnostic test.

The precision medicine market therefore consists of numerous organizations operating throughout the world that are engaged in the research, development, manufacturing, and commercialization of novel drugs, diagnostic tests, and technologies that boost the precision medicine workflow.

Regenerative Medicine therapies (RMTs) are defined by the US-FDA as including cell therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products, except for those regulated solely under section 361 of the Public Health Service Act (42 U.S.C. 264) and Title 21 of the Code of Federal Regulations Part 1271 (21 CFR Part 1271). Human gene therapy products, including genetically modified cells that lead to a sustained effect on cells or tissues, and xenogeneic cell products may meet the definition of an RMT. The FDA interprets cell therapies to include both allogeneic and autologous cell therapies. Similarly, the Alliance for Regenerative Medicine describes regenerative medicine as including gene therapies, cell therapies, and tissue-engineered products intended to augment, repair, replace, or regenerate organs, tissues, cells, genes, and metabolic processes in the body. The regenerative medicine market therefore consists of numerous organizations operating throughout the world that are engaged in the research, development, manufacturing, and commercialization of cell and immunotherapies, genetically modified cells, therapeutic tissue engineered products, human cell and tissue products, and combination products using any such therapies or products. In response to the Staff’s comment, we have revised the disclosures on pages 2 and 65.

Our Competitive Advantages, page 5

2.	We note your disclosure that "[w]hile [you] believe [y]our iSpecimen Marketplace is driving these benefits now, they will become even more apparent in the future when the iSpecimen Marketplace achieves scale." In an appropriate place in your filing, please clarify when you expect to achieve scale, and the steps you must take to do so. In addition, to balance your disclosure, please disclose here that to date you have been unable to operate the marketplace profitably. In doing so, please include net loss information for recent periods.

Ms. Bagley

December 31, 2020

Response: In response to the Staff’s comment, we have revised the disclosures on pages  7 and 78 .

COVID-19 Impact, page 7

3.	Here and on page 46 of your filing, please quantify the impact of the slowdown in healthcare provider research on your purchase orders, and on your total revenue. Please also quantify the extent to which you have recovered from the slowdown. In this regard, we note your disclosure on page 46 that "[a]s of September 30, 2020, most of our supply organizations had resumed research operations but generally in a more limited capacity than before the pandemic began." In addition, please disclose that in May 2020 you applied for and received a loan for $783,008 from the Paycheck Protection Program under the CARES Act.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 8, 9, 15, 48, 87 and 88 .

Risk Factors

Risks related to our Business

"We have a relatively short operating history . . ..", page 12

4.	Please briefly describe the "number of factors" that affect your ability to accurately forecast your future results.

Response: In response to the Staff’s comment, we have revised the disclosures on page 14 .

"Sustainable future revenue growth is dependent upon .. . .", page 15

5.	Please quantify the "relatively significant amount of resources" you are spending on the development of the iSpecimen Marketplace platform, or tell us why you believe you are not required to do so.

Response: In response to the Staff’s comment, we have revised the disclosures on page 17 .

"We rely upon our technology solution for the operation of our business . . .", page 15

6.	Please quantify, if material, the "stall" in your revenue growth rate in mid-2018 to mid- 2019, related to your critical software update.

Response: In response to the Staff’s comment, we have revised the disclosures on page  16.

Ms. Bagley

December 31, 2020

"We rely upon third-party technology licenses . .. .", page 16

7.	You disclose that you rely on third parties for "certain technology." Please briefly describe the types of technology you license from third parties, describe the material terms of your licensing agreements with third parties, and file any relevant licensing agreements as exhibits to your filing. See Item 601(b)(10) of Regulation S-K. Alternatively, please tell us why you do not believe you are required to file any applicable agreements as exhibits to your registration statement.

Response: We respectfully submit that we do not believe we currently rely on any technology we license from third parties because we believe we can replace any of the licensed technology from a another third party with similar terms. As such, we do not believe any of these agreements are material to our business and have not included any such agreements as exhibits to our registration statement. In response to the Staff’s comment, we have revised the disclosures on pages 6, 17 and 72.

"Challenges or unanticipated costs in establishing .. . .", page 18

8.	Please clarify when you expect to begin seeking distributors in the life sciences industry to market and sell your products and services outside of the United States.

Response: In 2020, we started the process of identifying potential distributors to market and sell our products and services to key jurisdictions outside the United States. iSpecimen has entered into agreements with two non-exclusive distributors in the country of Japan and will continue to look for distributor partnership opportunities covering other rest-of-world markets. In response to the Staff’s comment, we have revised the disclosures on page 20.

"We do not control the end-to-end quality of specimens .. . .", page 21

9.	Please quantify the cost of the refunds and replacements referenced in this risk factor related to the specimens that did not meet specifications in 2019, if material.

Response: We respectfully submit that the costs of the refunds and replacements of the specimens is approximately $1,000 for fiscal year 2019. In response to the Staff’s comment, we have revised the disclosures on page 23.

Use of Proceeds, page 37

10.	We note your disclosure that you will use a portion of the proceeds to repay accrued and unpaid interest of the Bridge Notes. Because you will use a portion of the proceeds to repay debt, please disclose the interest rate and maturity of such indebtedness in this section. Please also amend your "Use of Proceeds" disclosure in your Prospectus Summary to disclose that you will use a portion of the proceeds to repay this debt. Further, because a portion of these Bridge Notes appears to have been issued within one year, please describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 11 and 39. Additionally, we respectfully submit that the proceeds from the Bridge Notes were used exclusively for working capital needs.

Ms. Bagley

December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations Financial Operations Overview and Analysis for the Three and Nine Months Ended September 30, 2020 and 2019 . . ., page 48

11.	Throughout your discussion of your results of operations for the financial periods presented, where you discuss multiple factors underlying changes in line items, please quantify the contribution of each factor. For example, you disclose that "[f]or the three months ended September 30, 2020, revenue increased by approximately $1,557,000 or 225%, as compared with the three months ended September 30, 2019 primarily due to an expansion of our sales team in the second half of 2019 and new demand for specimens from patients with known COVID-19 test results, especially remnant specimens." Please make conforming changes throughout your results of operations disclosure.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 50 to 55.

Business, page 61

12.	In an appropriate place in your filing, please clarify whether you require fees for use of your platform, including the marketing, sales, contracting, and compliance functions you perform for researchers and suppliers.

Response: In response to the Staff’s comment, we have revised the disclosures on page 72.

The Challenges, page 62

13.	We note your reference to a survey of certain researchers you conducted in 2019. Pleas provide us with context and additional detail about the parameters of this survey, including a discussion of the number of researchers you surveyed, the number that responded, the types of questions that were asked, and how your survey results support your statement that "more than 80% of researchers limit the scope of their research because of the difficulty of finding adequate quantity and/or quality of specimens for their research."

Response: In the first quarter of 2019, we emailed approximately 3,500 researchers who were in the iSpecimen marketing database requesting they respond to a survey about biospecimen procurement. These names were generated over time from inbound inquiries and leads, industry conferences, and marketing engagements such as webinar participation and content downloads. This group included life science researchers and biospecimen procurement personnel from pharma/biotech, in vitro diagnostics, clinical research organizations, and university/academia. Approximately 36 researchers responded anonymously to the survey via Surveymonkey.com. This was largely a U.S. audience given our marketing database. There were approximately 15 questions that covered the type of organization they were from, the research area, how they were involved in the biospecimen procurement process, their challenges, their overall biospecimen procurement experiences, and their overall knowledge/experience with the iSpecimen Marketplace.

In one question, the researchers were asked, “How often do you limit the scope of your work due to the shortage of quality biospecimens?” 82% of the respondents said “sometimes,” “often,” or “always.”

Technology Development, page 67

14.	Please amend your disclosure to describe your plans for technology development in the near future, including when you expect to implement such plans. In this regard, we note your disclosure on page 19 that "[c]urrently, [your platform] does not fully support self-service eCommerce because key capabilities required to satisfy these transactions across all of [y]our product lines, such as a pricing engine and patient-level search, have yet to be incorporated." Please clarify when you expect the pricing engine, patient-level search, and other key capabilities to be incorporated into your platform.

Ms. Bagley

December 31, 2020

Response: In response to the Staff’s comment, we have revised the disclosures on pages 5, 69 and 70.

Our Products and Services, page 68

15.	Where you describe the product types you use to track and manage your business, please describe how the demand for and supply of each impacts your business and operations. In this regard, we note your disclosure on page 50 that "remnant specimens generally have lower procurement costs than research use only specimens." Please discuss relevant differences in costs to acquire and distribute each product type, ease of procuring inventory of each, and any other differences that materially or could materially affect your operations.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 72 to 74.

Our Supply Partners, page 69

16.	Please disclose the names of the principal suppliers discussed in this section, or tell us why you believe you are not required to do so. See Item 101(h)(4)(v) of Regulation S-K.

Response: We respectfully submit that such information is not material to an understanding of our business because our supplier concentration changes yearly and we do not believe any one supplier has played a critical role to the Company’s business operation.

Our Customers, page 70

17.	We note your disclosure that, "in 2019, [you] entered the new and rapidly growing regenerative medicine segment." To provide context for investors regarding this segment and your participation in this segment, please disclose the measure by which you determined this segment is "rapidly growing," and clarify how you have entered into this segment, including the products you provide, the number of distribution customers, and/or the percentage of your revenue attributable to this segment in the relevant periods presented.

Response: According to a market research report published by Fortune Business Insight, the global regenerative medicine market was valued at US$ 23.8 billion in 2018 and is expected to reach US$ 152 billion by the end of 2026 thereby exhibiting an estimated CAGR of 26%. Moreover, according to the Alliance for Regenerative Medicine: 1. Global financing for the regenerative medicine sector set an annual record of $15.9 billion through just the first three quarters of 2020. Despite the COVID-19 pandemic, financing for the cell, gene, and tissue-based therapies sector surpassed the previous record of $13.5 billion set during full year 2018; and 2. As of Q3-2020, there are now 1,026 regenerative medicine and advanced therapy developers active worldwide with 1,109 clinical trials ongoing worldwide. Hence, the “rapid growth” of the regenerative medicine market is characterized by this double-digit annual revenue growth rate combined with record global financing levels and increasing number of organizations conducting clinical trials.

We have entered into site participation agreements with several provider partners which enable us to offer through our Marketplace, various types of annotated hematologic products that are used in the research and development of regenerative medicine therapies. Such products include for example, whole bone marrow aspirate, mononuclear cell fractions, and isolated immune cell products that have been collected from both healthy and diagnosed (diseased) human donors. Mononuclear cell products, also known as Leukopacks, are collected from both non-mobilized and mobilized donors (donors are “mobilized” utilizing drugs which increase the concentration of hematopoietic stem cells in the donor's peripheral blood for leukapheresis). Some of the aforementioned products are offered in both fresh and cryopreserved formats depending on the customer's preference. Since entering the regenerative medicine space late 2019, we have acquired 20 active customers representing 1.7% of our total revenue in 2019 and 2.6% in 2020. In response to the Staff’s comment, we have revised the disclosures on pages 3, 75, and 76.

18.	You disclose that "in 2019, [you] significantly expanded [y]our client base outside the Americas in large part due to one large international project." Please disclose whether you expect to continue to engage with a client base outside of the Americas upon the termination of this large international project, and if you expect future projects to have the same "significance."

Response: In response to the Staff’s comment, we have revised the disclosures on pages 20, 75 and 76.

Ms. Bagley

December 31, 2020

Our Competitors, page 72

19.	You disclose that "[you] know of no other online human biospecimen marketplaces that provide instant access and searchability of specimens across a network of healthcare providers." We note there appear to be other searchable online marketplaces, including but not limited to Discovery Life Sciences, Science Exchange, and StemExpress. Please tell us why you believe these or other online providers are not online human biospecimens marketplaces that operate in a manner similar to your business. Alternatively, please amend your disclosure to identify other online biospecimen marketplaces as your competitors, if applicable.

Response: We respectfully submit that we are not aware of any other biospecimen marketplaces that allow researchers to search inventories of specimens across a network of specimen providers, which is what we believe is unique to our platform. Specimen providers (e.g. Discovery Life Sciences and StemExpress) maintain internal biobanks and enable researchers to search online for specimens that reside within their own biobanks. Other research services marketplaces (e.g. Science Exchange) allow researchers to describe a specimen request which then gets broadcast to a network of specimen providers (i.e. no searching for specimens, but rather the identification of specimen providers who may or may not have matching specimens and the distribution of the specimen request to them). As such, we believe that there are no other online human biospecimen marketplaces that operate in a manner similar to our business.

In response to the Staff’s comment, we have revised the disclosures on pages 2 and 65.

Our Sales Pipeline, page 73

20.	You state that the purchase order stage begins with the receipt of the purchase order (or equivalent document) and ends as the specimen request is fulfilled or lost. Please explain what you mean by the term lost. In your sales pipeline stage tables, the amount of purchase orders generally exceeds revenue by significant amounts. Please explain the reasons these figures differ. To the extent they differ due to purchase orders not being firm and subsequently being cancelled or otherwise not fulfilled by you, please revise your disclosure to explain the extent to which your purchase orders are not firm.

Response: In response to the Staff’s comment, we have revised the disclosures on page 79.

Regulations

21 CFR Part 11 Electronic Records; Electronic Signatures, page 79

21.	Considering your disclosures that "the iSpecimen Marketplace has not been certified or audited for 21 CFR Part 11 compliance," and you " do not require the originating systems from whom [you] receive data to be 21 CFR Part 11 compliant," please disclose the potential consequences to you when clients may submit data to the FDA that was received, stored, and transmitted in your systems, if material. As a related matter, please disclose the potential consequences to you if you fail to properly audit and identify gaps in the informed consent forms used to collect samples and data as part of your offerings pursuant to 21 CFR Part 50, and if there are gaps in your IRB composition and operations making them incompatible with 21 CFR Part 56.

Ms. Bagley

December 31, 2020

Response: In response to the Staff’s comment, we have revised the disclosures on pages 83 to 85.

International Regulatory Environment, page 80

22.	We note your disclosure that you "generally rely upon [y]our contractual terms with [EU supply partners] as a means for obligating them to provide [you] data in accordance with the GDPR regulations." Please briefly describe any other audits or practices upon which you rely to ensure your operations comply with GDPR regulations.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 27, 28, 86 and 87.

Other Applicable Laws, page 80

23.	You disclose that you are subject to state and local laws and regulations for the disposal and handling of medical waste and biohazardous material. If material, please disclose the costs of compliance with these disposal laws, and discuss whether any of these laws have environmental implications. See Item 101(h)(4)(xi) of Regulation S-K.

Response: We respectfully submit that the costs of compliance with state and local disposal laws are immaterial. Total costs were less than $1,000 in each of the fiscal years ended December 31, 2019 and 2018, and the nine months ended September 30, 2020, respectively.

Anti-Takeover Effects of Certain Provisions of Our Bylaws, page 102

24.	Please amend your filing to add risk factor disclosure describing the risks related to the anti-takeover effects described in this section of your registration statement.

Response: In response to the Staff’s comment, we have revised the disclosures on page 32.

Registration Rights, page 102

25.	We note your disclosure that certain shares are "registered for resale as part of the registration statement of which this prospectus forms a part." However, it does not appear that you are registering a resale component of this offering. Please amend your disclosure to clarify, if true, that these registration rights are related to a future registration statement, or amend your filing to register the resale shares and to provide the disclosure required by Item 507 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosures on page 108.

Ms. Bagley

December 31, 2020

Condensed Balance Sheets, page F-27

26.	We note you recorded deferred revenue of approximately $582,000. Please tell us and revise to disclose how the deferred revenue arose.

Response: We respectfully submit that the Company recorded deferred revenue in the amount of approximately $582,000 for the nine months ended September 30, 2020, which related to customer prepayments for certain specimen orders which were not yet collected as of the balance sheet date. During fiscal year 2020, the Company began to collect refundable prepayments from customers as a “down payment” for the collection of the specimens, which is typically up to 25% of the total anticipated purchase order. The Company invoices customers for prepayments only after a purchase order has been received from the customer. Although unlikely and infrequent, the prepayment would be returned to the customer if the specimen could not be collected for the customer, or if the customer terminated the contract before the specimen was collected. In response to the Staff’s comment, we have revised the disclosures on page F-34.

Notes to Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition and Accounts Receivable, page F-35

27.	We note that you may enter into bill-and-hold arrangements with certain customers. Please tell us, on average, how long you hold the products for the customers. Additionally, please quantify the amount of revenue recognized under bill and hold arrangements during each period presented.

Response: As a result of adopting ASC 606, Revenue from Contracts with Customers, the Company generally recognizes revenue at the time specimens are collected because specimens do not have an alternative future use and the Company has an enforceable right to payment. In the rare circumstances where specimens do have an alternative future use, the Company recognizes revenue at the time of shipment.

During the first quarter of 2020 the Company and one of its customers entered into a bill-and-hold agreement whereby the customer requested that the Company hold portions of its orders for a period of up to six months. The hold was specifically related to circumstances whereby the supplier was not able to process the specimens due to COVID-19 shutdowns. This type of transaction is not expected to occur frequently. As part of the agreement with the customer, the Company agreed to amend its Acceptance and Returns provision of its standard agreement to extend this provision six months from receipt of the specimens. Due to the revision in terms, the Company evaluated the transaction in accordance with ASC 606-10-55-83 to qualify as a bill-and-hold arrangement. Therefore, the Company still recorded revenue for the referenced goods upon specimen collection and recorded an amount to accounts receivable – unbilled until the amounts were billed in accordance with the terms of the Agreement.

Ms. Bagley

December 31, 2020

The amount of revenue recognized under this bill-and-hold arrangement for the nine months ended September 30, 2020 was approximately $726,000. There was $0 and approximately $34,000 of revenue recognized under bill-and-hold arrangements during the years ended December 31, 2019 and 2018, respectively.

In response to the Staff”s comment, we have revised the disclosures on page F-35.

28.	We note that you have concluded that you are the principle. You further state that you control the collection of the specimens being provided prior to transferring control to the customer. However, in your footnote on inventory you also state that “The Company takes possession of specimens in limited circumstances.” Please tell us in further detail how you determined that you control the specimen before it is transferred to a customer. Additionally, please clarify how, when and by whom the specimens are transferred to the customer.

Response: The Company has determined that it acts as principal and controls the specimen before it is transferred to a customer before the specimens are collected. Upon collection of a specimen, this event confers all the rights, risks, and benefits of ownership to the customer. In making this determination the Company considered the factors in ASC 606-10-55-39, as follows:

“Indicators that an entity controls the specified good or service before it is transferred to the customer (and is therefore a principal [see paragraph 606-10-55-37]) include, but are not limited to, the following:

a. The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.

The Company is primarily responsible for fulfilling the promise to provide the specified specimen or specimens requested by a customer via the online marketplace and associated purchase order. The customer requests a specimen, which is then matched to a supplier via the online marketplace. After matching the customer with the specimen(s), the supplier will then acknowledge that they have the specimen collected for the order. At the time the specimen is collected, the Company recognizes revenue and will invoice the customer for the specimen. The Company then instructs the supplier to provide the customer with the specimen. From time to time the Company does receive products from our supply sites, and in such situations we may re-package and ship the specimens to the customer from the Company’s location.

The third-party suppliers’ only responsibility is to provide the specimen at the Company’s direction, and do not have any additional responsibilities to fulfill the contract other than collecting the specimens in accordance with the Company’s instruction and direction.

Ms. Bagley

December 31, 2020

The Company has the right to direct when, how, and where the specimens are sourced and ultimately delivered to the customer, as the Company has the primary responsibility to fulfill the customer contract.

b. The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.

For the majority of orders, the Company does not take physical possession of the specimens as they are shipped directly from the third-party supplier site to the customer. However, as noted above, the Company controls the specimens before the transfer of control to the customer.

Once the specimen has been identified in the network of the Company’s suppliers, the Company instructs the supplier to ship specimens directly from the supplier’s location to the customer. The Company has the responsibility to ensure that all specimens meet the customer specifications and has concluded that the Company bears inventory risk if there are customer returns or issues with products delivered to the customer. Our customers perform quality checks themselves and we offer refunds or replacements for products that do not meet specification. Historically returns have been insignificant.

c. The entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.

The Company has full discretion in establishing pricing for the specimen(s) and negotiates fees from its customers and bears credit risk in the sales arrangements.

The Company considered the guidance in, ASC 606-10-55-320 through 55-324, Example 46 – Promise to Provide Goods or Services (Entity is a Principal), which details a scenario in which an entity utilizes a supplier to fulfill a customized order for its customer, and the supplier ships the equipment directly to the customer. In this specific example, the entity controls and directs the activities of the third party supplier, controls the management of the contract before the goods are provided to the customer, and is responsible for the fulfilment of the promise to provide the requested goods as defined in the contract. The below excerpt from the guidance could be analogized to the specimens that are collected by the Company from a third party supplier and delivered to the customer for satisfaction of the performance obligation. The guidance states the following:

Ms. Bagley

December 31, 2020

“In reaching the conclusion that it controls the specialized equipment before that equipment is transferred to the customer, the entity also observes that even though the supplier delivers the specialized equipment to the customer, the supplier has no ability to direct its use (that is, the terms of the contract between the entity and the supplier preclude the supplier from using the specialized equipment for another purpose or directing that equipment to another customer). The entity also obtains the remaining benefits from the specialized equipment by being entitled to the consideration in the contract from the customer.”

In consideration of the example above, the Company has determined that they control the specimens before control is transferred to the customer, without obtaining physical possession of the specimens. The supplier has no ability to direct the use of the specimens. Moreover, the Company is entitled to consideration from the customer for the specimens collected.

For the majority of specimens collected, the specimens are delivered to the customer directly from the supplier’s location to the customer’s place of business at the direction of the Company. The specimens are shipped via courier service, where the risk of loss is borne by the Company. iSpecimen carries insurance which covers events like spoilage to protect revenue from items that may be damaged in transit.

In very limited instances, the Company may receive specimens from suppliers before the specimens are re-packaged and shipped to the customer. However, the specimens have already been collected for the customer, and therefore control has transferred to the customer before the Company receives the specimens.

The Company holds inventory on the balance sheet, which is comprised of a limited amount of specimens that the Company has procured from suppliers and held until the Company can sell directly to customers, meaning that this inventory is shipped directly from the Company’s location to the customer. The Company controls these specimens until the specimen has been matched to a purchase order.

In connection with the adoption of ASC 606, the Company applied the practical expedient to account for shipping and handling activities as fulfillment cost rather than as a separate performance obligation. Shipping and handling costs incurred are included in cost of revenue.

In response to the Staff's comment, we have revised the disclosures on pages F-9 and F-10.

29.	You state the performance obligation is satisfied when the related specimens are collected (rather than upon shipment to the customer). Please tell us your basis under ASC 606 for concluding that control of the specimen has transferred to the customer upon collection rather than upon shipment by you or receipt by the customer.

Response: The Company’s performance obligation is to collect specimens meeting the customer specification at the agreed price as indicated in the customer contract. After the collection of the specimen, iSpecimen has no further right or ability to repurpose the specimen (i.e. has no alternative future use) and the customer has an obligation to pay for each specimen as it’s been collected from the supplier, in accordance with the terms set forth in the Company’s contracts with its customer.

Ms. Bagley

December 31, 2020

The final step under ASC 606 is to determine the point in time or over time that the Company recognizes revenue. The guidance in ASC 606-10-25-23 states:

“An entity shall recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset.”

Per ASC 606-10-25-27:

“An entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

a.	The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs (see paragraphs 606-10-55-5 through 55-6);

b.	The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced (see paragraph 606-10-55-7);

c.	The entity’s performance does not create an asset with an alternative use to the entity (see paragraph 606-10-25-28), and the entity has an enforceable right to payment for performance completed to date (see paragraph 606-10-25-29).”

ASC 606-10-25-28: An asset created by an entity’s performance does not have an alternative use to an entity if the entity is either restricted contractually from readily directing the asset for another use during the creation or enhancement of that asset or limited practically from readily directing the asset in its completed state for another use. The assessment of whether an asset has an alternative use to the entity is made at contract inception. After contract inception, an entity shall not update the assessment of the alternative use of an asset unless the parties to the contract approve a contract modification that substantively changes the performance obligation. Paragraphs 606-10-55-8 through 55-10 provide guidance for assessing whether an asset has an alternative use to an entity

ASC 606-10-25-29: An entity shall consider the terms of the contract, as well as any laws that apply to the contract, when evaluating whether it has an enforceable right to payment for performance completed to date in accordance with paragraph 606-10-25-27(c). The right to payment for performance completed to date does not need to be for a fixed amount. However, at all times throughout the duration of the contract, the entity must be entitled to an amount that at least compensates the entity for performance completed to date if the contract is terminated by the customer or another party for reasons other than the entity’s failure to perform as promised. Paragraphs 606-10-55-11 through 55-15 provide guidance for assessing the existence and enforceability of a right to payment and whether an entity’s right to payment would entitle the entity to be paid for its performance completed to date.

Ms. Bagley

December 31, 2020

The Company’s performance obligation is to secure and collect specimens meeting the customer specification at the agreed price as indicated in the customer contract. Each specimen to be collected in the contract is considered a distinct performance obligation in the context of the contracts. The Company considered the guidance in paragraph ASC 606-10-25-23, to determine if control of the specimen is transferred when the specimen is collected.

The Company evaluated the criteria in paragraphs ASC 606-10-25-27 through 25-29, and the Company concluded that specimens that have been collected meet the criteria in ASC 606-10-25-27(c), which indicates that if the asset being created does not have an alternative future use to the Company, control is transferred to the customer and the Company satisfies the performance obligation. The contractual terms of the standard contract provide that the customer right to cancellation with 30 days written notice do not apply to specimens collected. The Company also considered the discussion related to no alternative future use as further discussed in paragraphs ASC 606-10-25-28, and determined that the Company would be limited practically from readily directing the assets in their completed state for another use due to specific requirements of the specimens ordered by customers. Further, the assessment of no alternative future use is made by the Company at contract inception.

The Company also considered whether they have an enforceable right to payment for samples that had been collected for performance completed to date as discussed in paragraph ASC 606-10-25-29. The Company’s contract with customers provide that cancellation of orders can be made by the customer with 30 days written notice but that specimens collected cannot be canceled and customers will be invoiced for partial or full charges related to non-cancellable services and specimens that have been collected. The Company concluded that it does have an enforceable right to payment for non-cancelable services and specimens collected.

Because the collected specimens have no future alternative use, the performance obligation is satisfied, the control of the specimen is immediately conferred to the customer, and the Company has an enforceable right to payment for the samples that had been collected, the control of the specimen transfers to the customer at the time of collection and not upon shipping or delivery to the customer. The Company uses an output method to recognize revenue for specimens collected with no alternative future use. The output method is based on the number of specimens collected. The Company has an enforceable right to payment when specimens are collected, as noted above. Customers are typically invoiced upon shipment. Depending on the quantity of specimens ordered, it may take several accounting periods to completely fulfill a purchase order. In other words, there can be multiple invoices issued for a single purchase order, reflecting the specimens being collected over time. However, specimens are generally shipped as soon as possible after they have been collected.

Ms. Bagley

December 31, 2020

General

30.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) or Rule 163B of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: We will provide supplemental copies of all written communications as requested.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Tamar A. Donikyan, at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Christopher Ianelli

Christopher Ianelli, Chief Executive Officer
iSpecimen Inc.
cc: Tamar A. Donikyan, Esq.